Schedule 13G/A Amendment No. 1	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No 1)*

Gold Resource Corporation

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

38068T105

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A Amendment No. 1	Page 2 of 7 Pages

(1)	Names of reporting persons IRS Identification No. of Above Persons (Entities Only) Hochschild Mining plc
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6) Shared voting power 9,451,874 Shares of Common Stock
(7) Sole dispositive power NONE
(8) Shared dispositive power 9,451,874 Shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 9,451,874 Shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable.
(11)	Percent of class represented by amount in Row 9 17.6%
(12)	Type of reporting person (see instructions) HC, CO

Schedule 13G/A Amendment No. 1	Page 3 of 7 Pages

(1)	Names of reporting persons IRS Identification No. of Above Persons (Entities Only) Hochschild Mining Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization England and Wales
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power NONE
(6) Shared voting power 9,451,874 Shares of Common Stock
(7) Sole dispositive power NONE
(8) Shared dispositive power 9,451,874 Shares of Common Stock
(9)	Aggregate amount beneficially owned by each reporting person 9,451,874 Shares of Common Stock
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not Applicable.
(11)	Percent of class represented by amount in Row 9 17.6%
(12)	Type of reporting person (see instructions) HC, CO

Schedule 13G/A Amendment No. 1	Page 4 of 7 Pages

Item 1.

(a)	Name of issuer:

Gold Resource Corporation

(b)	Address of issuer’s principal executive offices:

2886 Carriage Manor Point

Colorado Springs, CO 80906

Item 2.

2(a)	Name of person filing:

2(b)	Address or principal business office or, if none, residence:

2(c)	Citizenship:

Hochschild Mining plc

Calle La Colonia 180

Urb. El Vivero, Santiago de Surco

Lima, Peru

Public Limited Company incorporated in England and Wales

Hochschild Mining Holdings Limited

Calle La Colonia 180

Urb. El Vivero, Santiago de Surco

Lima, Peru

Private Limited Company incorporated in England and Wales

2(d)	Title of class of securities:

Common Stock

2(e)	CUSIP No.:

38068T105

Item 3.

If this statement is filed pursuant to Rules §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Hochschild Mining plc and Hochschild Mining Holdings Limited are each a Parent Holding Company or Control Person, in accordance with §240.13d-1(b)(1)(ii)(G).

Schedule 13G/A Amendment No. 1	Page 5 of 7 Pages

Item 4. Ownership

a.	Amount beneficially owned:

See the Cover Pages for each of the Reporting Persons.

b.	Percent of class

See the Cover Pages for each of the Reporting Persons.

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote

ii.	Shared power to vote or to direct the vote

iii.	Sole power to dispose or to direct the disposition of

iv.	Shared power to dispose or to direct the disposition of

See the Cover Pages for each of the Reporting Persons.

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Pelham Investment Corporation, a corporation organized under the laws of the Cayman Islands (“Pelham”) with its principal place of business at c/o Close Trustees (Cayman) Limited, P.O. Box 1034, Harbour Place, 4th Floor, 103 South Church Street, George Town, Grand Cayman KY1-1102, Cayman Islands, is the majority shareholder and controlling person of Hochschild Mining plc (“Hochschild”). Pelham’s principal business is its investment in Hochschild. Eduardo Hochschild is the sole director, executive officer and controlling person of Pelham.

Eduardo Hochschild, as the indirect controlling shareholder of Hochschild, may be deemed presently to beneficially own, but only to the extent he has pecuniary interest in, the shares of the issuer presently owned by Hochschild. Mr. Hochschild disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

During 2013 Hochschild sold 5,175,000 shares of the issuer’s Common Stock which were held by Hochchild, reducing its holdings from 14,626,874 shares (27.6%) to 9,451,874 shares (17.6%).

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Schedule 13G/A Amendment No. 1	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2014	February 6, 2014
Date	Date

s/ Jose A. Palma	s/ Jose A. Palma
Signature	Signature

Jose A. Palma, Vice President and General Counsel	Jose A. Palma, Authorized Signatory
Name/Title	Name/Title

Hochschild Mining plc	Hochschild Mining Holding Limited

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule 13G/A Amendment No. 1	Page 7 of 7 Pages

SCHEDULE 13G/A

EXHIBIT A

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G/A in connection with their beneficial ownership of the Common Stock of Gold Resource Corporation.

Hochschild Mining plc

Dated: February 6, 2014	s/ Jose A. Palma
	By:	Jose A. Palma
	Title:	Vice President and General Counsel

Hochschild Mining Holdings Limited

Dated: February 6, 2014	s/ Jose A. Palma
	By:	Jose A. Palma
	Title:	Authorized Signatory